SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------
                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 21, 2002



                                  CNOOC Limited

                 (Translation of registrant's name into English)
              ----------------------------------------------------


                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X                Form 40-F
                           ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                         No           X
                            ---------                    ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

CNOOC LIMITED SIGNS A DEFINITIVE AGREEMENT TO ACQUIRE INTEREST IN AUSTRALIAN LNG JOINT VENTURE

(Beijing, 21 October 2002) - CNOOC Limited (NYSE: "CEO", SEHK "883") (together with its subsidiaries, the "Company") announced today that it has entered into a definitive agreement with the North West Shelf Venture partners to acquire an interest of up to 5.56% in the North West Shelf Gas Project ("NWS Gas Project") titles and assume a 25% interest in the China LNG Joint Venture ("CLNG JV") following an earlier announcement on the investment.

"The signing of the agreement is a key step forward in the completion of this acquisition and further realizes our strategy of supplying natural gas to the rapidly growing market in China," commented Mr. Wei Liucheng, Chairman and CEO of the Company. "The investment also opens to us a gas rich new basin that provides further asset and production growth opportunities."

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Anne Lui, Ms. Zelda Yung, Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016, 852-3141-8028, 852-3141-8063
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
          zelda.yung@knprhk.com
          maggie.chan@knprhk.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                                Name:   Cao Yunshi
                                                Title:  Company Secretary,
                                                        General Counsel and
                                                        Senior Vice President

Dated: October 21, 2002